SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K



(Mark One)

[X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended November 30, 2003.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _________ to __________

Commission File Number: 1-10226

A. Full title of plan and the address of plan, if different from that of the issuer named below:

The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Rowe Companies
1650 Tysons Blvd.
Suite 710
McLean, Virginia 22102

# Table of Contents

BDO

**BDO Seidman, LLP**
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

## Report of Independent Registered Public Accounting Firm

The Rowe Companies/Rowe Furniture Division
401(k) Retirement Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan as of November 30, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at November 30, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 30, 2004

BDO Seidman, LLP

# The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan

## Statements of Net Assets Available for Benefits

| *November 30,* | **2003** | 2002 |
|---|---|---|
| **Assets** | | |
| **Investments**, at fair value (Note 3) | **$ 15,423,440** | $ 12,562,953 |
| **Participant loans** | **629,383** | 649,567 |
| Total investments | **16,052,823** | 13,212,520 |
| **Net assets available for benefits** | **$ 16,052,823** | $ 13,212,520 |

*See accompanying notes to financial statements.*

# The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan

## Statements of Changes in Net Assets Available for Benefits

| *Year ended November 30,* | **2003** | 2002 |
|---|---|---|
| **Income (loss) from investments:** | | |
| Interest – participant loans | **$ 39,484** | $ 43,879 |
| Net appreciation (depreciation) in fair value of investments (Note 3) | **2,147,497** | (700,992) |
| **Total income (loss) from investments** | **2,186,981** | (657,113) |
| **Contributions:** | | |
| Employer | **409,236** | 277,597 |
| Employees | **777,182** | 683,363 |
| Rollovers | **63,260** | 5,475 |
| **Total contributions** | **1,249,678** | 966,435 |
| Benefit payments | **(558,741)** | (1,369,679) |
| Transfer of assets from (to) The Rowe Companies/ Home Elements Division 401(k) Plan (Note 1) | **-** | 13,361 |
| Administrative expenses | **(37,615)** | (46,268) |
| **Net increase (decrease) in net assets available for benefits** | **2,840,303** | (1,093,264) |
| **Net assets available for benefits**, beginning of year | **13,212,520** | 14,305,784 |
| **Net assets available for benefits**, end of year | **$ 16,052,823** | $ 13,212,520 |

*See accompanying notes to financial statements.*

**1. Description of Plan**

The following description of The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

**General** – The Plan is a defined contribution plan covering all salaried and clerical employees, except those covered by a collective-bargaining agreement of Rowe Furniture Corporation (the "Company"), a wholly-owned subsidiary of The Rowe Companies, who have completed at least six months of service during one year of employment and are at least 21 years of age. Employees who have met the length of service requirement and elect to participate in the Plan may do so on March 1, June 1, September 1, or December 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

**Contributions** – Each year, participants of the Plan may contribute up to 75% of their annual compensation, as defined in the Plan not to exceed the limits set by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes, out of its available profits, 100% of the participant's contribution up to 3% of compensation and 50% of the participant's contribution for the next 2% of compensation. The Company may make annual profit-sharing contributions that are discretionary as determined by the Board of Directors. The participant must be employed on the last day of the Plan year and complete 1,000 hours of service during the Plan year to be eligible for any profit-sharing contributions. No profit-sharing contribution was made for the years ending November 30, 2003 and 2002.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time. Participants may change their deferred percentages every quarter.

**Participant Accounts** – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution, Plan earnings, and administrative expenses. Allocations of Plan earnings and administrative expenses are based on participants' account balances as of the end of plan year. Allocations of Company contributions are based on participants' compensation amounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

**Vesting** – All amounts credited to a participant's account are immediately 100% vested and non-forfeitable.

**Payment of Benefits** – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest or installment payments as specified in the Plan. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

**Participant Loans** – Participants may borrow from the Plan a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's accounts and bear interest at the prime rate (4% and 4.25% at November 30, 2003 and 2002, respectively) on the first business day of the month in which the loan was requested. The repayment period of general purpose and primary residence loans cannot exceed five and fifteen years, respectively. Principal and interest is paid ratably through monthly payroll deductions.

**2. Summary of Significant Accounting Policies**

**Basis of Accounting** – The financial statements of the Plan are prepared under the accrual method of accounting.

**Use of Estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

**Valuation of Investments and Income Recognition** – The Plan's investments in common and collective trust funds, registered investment companies, and common stock associated with The Rowe Companies and self-directed brokerage accounts are stated at fair value based on quoted market prices. Corporate and government bonds and notes associated with self-directed brokerage accounts are valued based on yields currently available on comparable securities with similar credit ratings. Participant loans are valued at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual method of accounting.

**Payment of Benefits** – Benefits are recorded when paid.

## 3. Investments

Under the terms of a trustee agreement with Putnam Fiduciary Trust Company (the Trustee) for the years ended November 30, 2003 and 2002, the Trustee manages the funds on behalf of the Plan. The Trustee is required to invest and reinvest in the funds solely in accordance with instructions of the participants.

The Plan's investments (including interest, dividends, and investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices or yields currently available on comparable securities with similar credit ratings as follows:

| *November 30,* | **2003** | 2002 |
|---|---|---|
| Shares of registered investment companies | **$ 636,578** | $ (703,780) |
| Shares of investment in collective trusts | **144,032** | 108,152 |
| Self-directed brokerage | **1,134,768** | (400,607) |
| Common stock – The Rowe Companies | **232,119** | 295,243 |
| | **$ 2,147,497** | $ (700,992) |

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

| *November 30,* | **2003** | 2002 |
|---|---|---|
| Self-directed brokerage accounts | **$5,621,277** | $4,938,190 |
| Putnam Stable Value Fund | **3,224,449** | 2,790,971 |
| Putnam Research Fund | **2,462,527** | 2,228,682 |
| Putnam Capital Opportunities Fund | **1,118,687** | 857,493 |
| Common Stock – The Rowe Companies | **914,377** | 694,115 |

**4. Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

**5. Income Tax Status**

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 1996 that the Plan is qualified and the trust established under the Plan is tax-exempt under the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

**6. Party-In-Interest Transactions**

Certain Plan investments were managed by Putnam Fiduciary Trust Company for the years ended November 30, 2003 and 2002. Putnam Fiduciary Trust Company is a trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of the Company's common stock. These transactions qualify as a party-in-interest.

# The Rowe Companies/Rowe Furniture Division
# 401(k) Retirement Plan
## EIN: 54-0458563
## Plan Number: 002
## Schedule of Assets Held for Investment Purposes

*November 30, 2003*

| (a) | (b) Identity of Issuer | (c) Description of Investment | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| | Self-Directed Brokerage | Various | a | $ 5,621,277 |
| * | Putnam Research Fund | 199,880 units | a | 2,462,527 |
| * | Putnam Stable Value Fund | 3,224,449 units | a | 3,224,449 |
| * | Putnam Capital Opportunities Fund | 111,757 units | a | 1,118,687 |
| * | Common Stock – The Rowe Companies | 313,143 shares | a | 914,377 |
| * | Putnam Equity Income Fund | 23,235 units | a | 344,814 |
| * | Putnam Money Market Fund | 337,114 units | a | 337,114 |
| * | Putnam Asset Allocation – Conservative | 34,238 units | a | 301,636 |
| * | George Putnam Fund of Boston | 17,536 units | a | 286,365 |
| * | Putnam International Equity Fund | 11,017 units | a | 216,701 |
| * | Putnam American Government Income Fund | 18,559 units | a | 166,843 |
| * | Putnam Asset Allocation – Balanced | 13,097 units | a | 127,040 |
| * | Putnam Asset Allocation – Growth | 11,876 units | a | 116,621 |
| * | Putnam S&P 500 Index Fund | 4,070 units | a | 107,459 |
| * | Putnam Growth Opportunities Fund | 6,237 units | a | 77,530 |
| * | Participants Loans | Prime Rate | - | 629,383 |
| | | | | $ 16,052,823 |

** Party-in-interest.*

*a – The cost of participant-directed investments is not required to be disclosed.*

## EXHIBITS

(a) Exhibits

| | |
|---|---|
| 23 | Consent of Independent Registered Public Accounting Firm |
| 32.1 | Certification pursuant to 18 U.S.C. Section 1350 – Chief Executive Officer |
| 32.2 | Certification pursuant to 18 U.S.C. Section 1350 – Chief Financial Officer |

## SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/
ROWE FURNITURE DIVISION 401(K)
RETIREMENT PLAN
Registrant

Date: 5-27-04

Gerald M. Birnbach
Plan Administrator

Date: _______

Gene S. Morphis
Plan Administrator

Date: _______

Timothy J. Fortune
Plan Administrator

Date: _______

Garry W. Angle
Plan Administrator

Date: _______

Lawrence A. Martinelli
Plan Administrator

Date: _______

Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/
ROWE FURNITURE DIVISION 401(K)
RETIREMENT PLAN
Registrant

Date: _______ 

Gerald M. Birnbach
Plan Administrator

Date: 5-27-04

Gene S. Morphis
Plan Administrator

Date: _______

Timothy J. Fortune
Plan Administrator

Date: _______

Garry W. Angle
Plan Administrator

Date: _______

Lawrence A. Martinelli
Plan Administrator

Date: _______

Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/
ROWE FURNITURE DIVISION 401(K)
RETIREMENT PLAN
Registrant

Date: ______

______________________
Gerald M. Birnbach
Plan Administrator

Date: ______

______________________
Gene S. Morphis
Plan Administrator

Date: 5-27-04

______________________
Timothy J. Fortune
Plan Administrator

Date: ______

______________________
Garry W. Angle
Plan Administrator

Date: ______

______________________
Lawrence A. Martinelli
Plan Administrator

Date: ______

______________________
Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/
ROWE FURNITURE DIVISION 401(K)
RETIREMENT PLAN
Registrant

Date: _______

_______________________
Gerald M. Birnbach
Plan Administrator

Date: _______

_______________________
Gene S. Morphis
Plan Administrator

Date: _______

_______________________
Timothy J. Fortune
Plan Administrator

Date: 5-27-04

_______________________
Garry W. Angle
Plan Administrator

Date: _______

_______________________
Lawrence A. Martinelli
Plan Administrator

Date: 5-27-04

_______________________
Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/
ROWE FURNITURE DIVISION 401(K)
RETIREMENT PLAN
Registrant

Date: _______

_______________________
Gerald M. Birnbach
Plan Administrator

Date: _______

_______________________
Gene S. Morphis
Plan Administrator

Date: _______

_______________________
Timothy J. Fortune
Plan Administrator

Date: _______

_______________________
Garry W. Angle
Plan Administrator

Date: 5/26/04

_______________________
Lawrence A. Martinelli
Plan Administrator

Date: _______

_______________________
Deborah C. Jacks
Plan Administrator

Exhibit (23)

CONSENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

The Rowe Companies
McLean, Virginia

We hereby consent to the incorporation by reference in this Registration Statement (Form S-8 No. 33-77766) pertaining to the The Rowe Companies/Rowe Furniture Division Thrift Plan of our report dated April 30, 2004, with respect to the financial statements and schedule of the The Rowe Companies/Rowe Furniture Division Thrift Plan included in the Annual Report (Form11-K) for the plan years ended November 30, 2003 and 2002.

BDO Seidman, LLP

High Point, North Carolina
May 27, 2004

BDO Seidman, LLP

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of The Rowe Companies/Rowe Furniture 401(k) Plan on Form 11-K for the period ended November 30, 2003 (the "Report"), I, Gerald M. Birnbach, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complied with the requirements of section 13(a) or 15 (d) of the Securities Exchange Act of 1934 and;

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

May 27, 2004

Gerald M. Birnbach
Chief Executive Officer

**Exhibit 32.2**

# CERTIFICATION PURSUANT TO
# 18 U.S.C. SECTION 1350,
# AS ADOPTED PURSUANT TO
# SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of The Rowe Companies/Rowe Furniture 401(k) Plan on Form 11-K for the period ended November 30, 2003 (the "Report"), I, Gene S. Morphis, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complied with the requirements of section 13(a) or 15 (d) of the Securities Exchange Act of 1934 and;

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

May 27, 2004

Gene S. Morphis
Chief Financial Officer